FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This announcement is not an offer of securities for sale in the United States or elsewhere. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws of the United States, and may not be offered or sold in the United States unless registered under the Securities Act and applicable state securities laws of the United States or pursuant to an exemption from such registration. Nothing in this announcement shall constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

28 June 2012

HSBC DISPOSES OF NON-CORE INVESTMENTS IN INDIA
*** India remains a priority market for HSBC ***

HSBC Iris Investments (Mauritius) Ltd ('HSBC'), an indirect wholly-owned subsidiary of HSBC Holdings plc, has sold its stakes in two non-core investments in India. The sales of 4.73% in Axis Bank Limited and 4.74% in Yes Bank Limited were undertaken on the Bombay Stock Exchange and the National Stock Exchange of India respectively.

The total cash proceeds from the sales were INR24.3bn (approximately US$425m), comprising INR18.8bn for the 4.73% stake in Axis Bank and INR5.5bn for the 4.74% stake in Yes Bank.

Media enquiries to:
Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk
Margrit Chang	+852 2822 4983	margritchang@hsbc.com.hk

Notes to editors:

1. HSBC in India
HSBC is one of India's leading banking and financial services institutions, with around 30,000 employees in its banking, investment banking and capital markets, asset management, insurance broking, life insurance, software development and global resourcing operations in the country. In 2008, the HSBC Group acquired a majority stake in HSBC InvestDirect that has enabled it to offer retail brokerage services to its customers across a wider geography in the country. It has also entered into a joint venture with two of India's leading public sector banks to establish the Canara HSBC Oriental Bank of Commerce Life Insurance Company. The India branches of The Hongkong and Shanghai Banking Corporation Limited offer a full range of banking and financial services to over 1.5 million customers through 50 branches and 150 ATMs across 29 cities.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                            Date: 28 June 2012